11016475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8-22870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12636 High Bluff Drive, Suite 100
(No. and Street)

San Diego	California	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Heising (858) 436-3180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500	San Diego	California	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Heising, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Financial Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS NAIMAN
Commission # 1806034
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2012

Signature

Managing Director/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2010

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Member of
Independent Financial Group, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC (the "Company"), a California limited liability corporation, as of December 31, 2010, and the related statements of operations, changes in member's capital and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	498,073
Receivables from clearing organization		643,971
Commission receivables		1,766,061
Other receivables, net of allowances of $4,960		58,718
Other assets		153,407
Notes receivable, current portion		25,336
Total current assets		3,145,566
Deposits with clearing organization		100,000
Security deposit		28,506
Notes receivable, net of current portion		16,042
Property and equipment, net		112,834
Total assets	$	3,402,948

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	111,507
Accrued commissions		2,108,075
Other accrued liabilities		181,415
Total current liabilities		2,400,997
COMMITMENTS AND CONTINGENCIES (Note 8)		
MEMBER'S CAPITAL		1,001,951
Total liabilities and member's capital	$	3,402,948

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions and clearing	$ 31,696,821
Investment advisor fees	10,571,834
Insurance and due diligence fees	2,050,405
Interest income	212,639
Other	988,803
Total revenues	45,520,502
Expenses:	
Commissions and clearing	28,804,070
Investment advisor fees	9,517,579
Employee compensation and benefits	3,214,625
Insurance	928,205
Meetings and conferences	776,158
Outside services	590,492
Occupancy	493,266
Advertising and market development	228,669
Communication and technology	191,441
Travel and entertainment	110,051
Licenses and registration fees	94,037
Other	83,195
Office supplies and printing	77,184
Depreciation and amortization	47,270
Property taxes and tax fees	17,672
Total expenses	45,173,914
Net income	$ 346,588

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Capital	Accumulated Earnings	Total
Balance at December 31, 2009	$ 217,145	$ 568,218	$ 785,363
Distributions	-	(130,000)	(130,000)
Net income	-	346,588	346,588
Balance at December 31, 2010	$ 217,145	$ 784,806	$ 1,001,951

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 346,588
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	47,270
Loss on disposition of property and equipment	5,855
Decrease (increase) in assets:	
Receivables from clearing organization	(103,086)
Commission receivables	(1,059,589)
Other receivables	(63,139)
Other assets	9,248
Increase (decrease) in liabilities:	
Accounts payable	12,889
Accrued commissions	932,476
Other accrued liabilities	2,514
Net cash provided by operating activities	131,026
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(54,336)
Lendings made under notes receivable	(35,000)
Repayments received on notes receivable	56,819
Net cash used in investing activities	(32,517)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(95,000)
Net cash used in financing activities	(95,000)
Net increase in cash and cash equivalents	3,509
Cash and cash equivalents at the beginning of the year	494,564
Cash and cash equivalents at the end of the year	$ 498,073
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -
Noncash financing transactions:	
Decrease in intercompany receivable from application of distributions	$ 35,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Investment advisory, insurance and due diligence fees are recorded during the period in which services are provided.

Concentration of Credit Risk

The Company maintains cash balances with two financial institutions. At December 31, 2010, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). During 2010, FDIC temporarily insures all noninterest-bearing transaction accounts through December 31, 2012. As of December 31, 2010, the Company's cash balances were fully insured by the FDIC. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $100,000. As of December 31, 2010, the accounts at this clearing organization were fully insured by SIPC. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

At December 31, 2010, the Company had a product that comprised approximately 63% of commission receivables. For the year ended December 31, 2010, the Company had four products that comprised approximately 86% of commission and clearing revenues.

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. The Company has recorded approximately $12,000 within property taxes and tax fees in the statement of operations which represent the California LLC fee paid by the Company in 2010.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2010, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 - ACCOUNTING POLICIES (continued)

Commission Receivables and Receivables from Clearing Organization

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis.

Other Receivables

Other receivables primarily consist of funds due from independent representatives, net of an allowance for doubtful accounts. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2010 was $228,669.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2010:

Furniture and fixtures	$ 110,756
Equipment	23,162
Computers and software	116,063
Leasehold improvements	9,616
	259,597
Less: Accumulated depreciation and amortization	(146,763)
Total furniture and equipment, net	$ 112,834

Depreciation and amortization expense was $47,270 for the year ended December 31, 2010.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2010, the Company had net capital of $464,359, which was $304,292 in excess of the required minimum net capital of $160,067. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 5.17 to 1.

NOTE 5 - DEPOSITS

Deposits consist primarily of deposits with the Company's clearing organization and office building.

NOTE 6 - NOTES RECEIVABLE

During 2010, the Company loaned $35,000 to one of its registered representatives, which bears interest at 5.09% per annum and 10% will be deducted from the registered representatives' commissions. The note is due in April 2012. As of December 31, 2010, the balance on this loan amounted to $33,542, of which $16,042 is included as a long-term note receivable on the statement of financial condition.

During 2009 and 2008, the Company loaned $66,000 to three of its registered representatives. The loans bear interest at 3.50% per annum and 10% will be deducted from the registered representatives' commissions. During 2010, one note was extended and is due within a year. At December 31, 2010, the balance on these loans amounted to $7,836.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company. For the year ended December 31, 2010, the Company paid $3,214,625 to the parent company for employee compensation and benefits. As of December 31, 2010, there were no amounts owed to or from the parent company.

During the year ended December 31, 2010, the Company made distributions of $130,000, of which $35,000 was applied against intercompany receivable and $95,000 was paid with cash.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space under operating leases that expires on June 30, 2012. Rent expense totaled $493,266 for the year ended December 31, 2010.

Future minimum lease commitments under these operating leases are as follows:

Year ending December 31,	
2011	$ 510,571
2012	260,300
	$ 770,871

Litigation

The Company is involved in litigation arising in the normal course of business. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by ASC No. 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 22, 2011.

SUPPLEMENTARY INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Member's capital	$ 1,001,951
Less non-allowable assets:	
Commission receivables	(142,749)
Other receivables	(58,718)
Other assets	(153,407)
Security deposit	(28,506)
Notes receivable	(41,378)
Property and equipment	(112,834)
Non-allowable assets	(537,592)
Less: Other deductions and/or charges	-
Net capital	$ 464,359

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 160,067
Net capital in excess of amount required	$ 304,292
Aggregate indebtedness	$ 2,400,997

Note: There is no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2010.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
Independent Financial Group, LLC
San Diego, California

In planning and performing our audit of the financial statements of Independent Financial Group, LLC ("Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
February 22, 2011